SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly Held Company
Corporate Taxpayer nº 33.042.730/0001-04

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN" or "Company") (B3: CSNA3; NYSE: SID), in continuity with the Material Fact released on November 24, 2021, inform its shareholders and the market in general as follows.

As disclosed to the market in the Material Fact of November 24, 2021, CSN and the controlling shareholders of Metalgráfica Iguaçu S.A. ("Metalgráfica") concluded, with intervention and the approval of Metalgráfica, an Investment Contract and Other Covenants ("Investment Agreement") through which the parties agreed to promote, once implemented the suspension conditions provided therein, the combination of the operations of both companies through the incorporation of all shares issued by Metalgráfica by CSN, making it its wholly-owned subsidiary ("Operation" or "Incorporation of Shares").

The Company informs that it was concluded between CSN, the controlling shareholders of Metalgráfica, and Companhia Metalúrgica Prada ("Prada"), with the intervention and approval of Metalgráfica, its first Investment Contract Additive ("Additive"), through which CSN, ceded and transferred to Prada, CSN’s subsidiary, all rights and obligations arising from the Investment Agreement, including, but not limited to, the position of developer in the original agreement. In consequence, the Additive shall import the combination of the operations of the companies Metalgráfica and Prada, by means of the incorporation of shares of the first by the second.

The Transaction, to be submitted for approval by Prada and Metalgráfica shareholders, at their respective Extraordinary General Meetings will result, therefore (i) in the incorporation by Prada of all shares issued by Metalgráfica, making it its wholly-owned subsidiary; and (ii) in the exchange for the incorporation of shares, upon receipt by Metalgráfica shareholders of shares issued by Prada (to be issued in capital increase, with the expectation of a maximum dilution of 0.10% of Prada's share capital) in place of Metalgráfica's shares, the share exchange ratio is yet to be approved by the companies at an Extraordinary General Meeting.

The Additive is justified by the opportunity to obtaining greater synergies and integration between existing structures, since Prada already explores business lines related to those developed by Metalgráfica, such as the manufacture and trading of metallic and non-metallic packaging, industrialization, commercialization and reprocessing of products in iron, steel and other metals in general. Thus, it is more efficient to carry out the incorporation of shares of Metalgráfica by Prada, a subsidiary of CSN, and no longer by CSN itself, maintaining the other conditions of the Investment Agreement initially agreed, adjusted to the Additive.

Pursuant to the Additive, Prada and Metalgráfica agree that, for the purpose of fixing the replacement relationship of the shares, the economic value of Metalgráfica measured in a preliminary assessment conducted by a specialized company will be considered, and, in the case of Prada, the book value, calculated by a specialized company, on the same base date used to calculate the economic value of Metalgráfica.

The terms and conditions detailed by the Operation will be defined in a Protocol and Justification signed by Prada’s and Metalgráfica’s administrators and will be disclosed to the market in due course along with the other information’s provided for CVM in Resolution No. 78/2022.

São Paulo, August 16, 2022.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.